Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker& Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

February 4, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Mr. Dave Edgar

Ms. Kathleen Collins

Mr. Edwin Kim

Mr. Larry Spirgel

Re:	Golden Path Acquisition Corp Response to the Staff’s Comments on Amendment No. 1 to Registration Statement on Form S-4 Filed December 30, 2021 with File No. 333-259896

Dear Mr. Edgar, Ms. Collins, Mr. Kim, and Mr. Spirgel:

On behalf of our client, Golden Path Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 24, 2022 on the Company’s Amendment No. 1 to Registration Statement on Form S-4 previously submitted on December 30, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to its registration statement on Form S-4 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus, page 10

1.	We note your response to prior comment 7 regarding how cash is transferred from MC’s entities and how no PRC or Hong Kong derived cash has been transferred to foreign entities. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors. Further, please explain how the SPAC’s trust funds and investment funds will be used by your PRC-based operating subsidiaries and discuss any restrictions or limitations on the holding company’s ability to transfer funds into the PRC.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on [page 14-15] in accordance with the Staff’s instructions.

2.	We note your response to prior comment 1. Please expand your disclosure accompanying your pre- and post-reorganization diagrams on page 12 to make clear that you do not operate through any VIE structure because you are permitted under current PRC law to employ direct equity ownership of all your operating subsidiaries in the PRC. If your conclusion is not free from doubt (we note that you contemplated using VIEs as part of your merger agreement), please make this clear and include a new risk factor highlighting that your decision not to employ VIE structures for your PRC operating subsidiaries could be in error, and what the consequences would be to investors if your direct equity ownership is challenged by the PRC authorities.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 43 in accordance with the Staff’s instructions.

3.	We note your disclosure about the Holding Foreign Companies Accountable Act and MC Hologram’s New York City-based audit firm, Friedman LLP, is subject to PCAOB inspections and not subject to the determinations announced by the PCAOB on December 16, 2021. Please clarify whether the PCAOB has the right and access to inspect the audit workpapers of the MC Hologram’s Chinese subsidiaries or any Chinese-based subsidiary post-business combination, and if not, what are the implications to the company.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 22 and 42 in accordance with the Staff’s instructions.

4.	Please revise the introductory paragraphs to include a discussion of MC’s September 10, 2021 reorganization of entities under common control to add context to the preorganization and post-organization charts.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 12 in accordance with the Staff’s instructions.

MC Hologram, page 11

5.	We note your response to prior comment 10 regarding your ADAS and how it relates to the autonomous driving industry. Please provide a more descriptive or illustrative example of how your ADAS technology is currently used within the automotive industry in standard vehicles, such as parking assistance or accident warning systems. Further, please clarify the meaning of your statement: “MC does not engage directly in the autonomous driving business ....”

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 11 in accordance with the Staff’s instructions.

If MC or New Golden Path fails to implement and maintain an effective system of internal controls..., page 59

6.	We note your revised disclosures in response to prior comment 18 where you indicate that Golden Path concluded its disclosure controls and procedures were not effective as of September 30, 2021, and as a remedial measure revised their June 24, 2021 balance sheet to reclassify public warrants. Please explain further how the correction of this error remediated the weaknesses or deficiencies in your controls and procedures. Alternatively, provide a separate discussion of any material weaknesses or significant deficiencies in Golden Path’s controls that resulted in the restatement related to accounting for public warrants. Similarly, address any control deficiencies related to the error in the classification of redeemable stock outside of permanent equity. Similarly, revise your Controls and Procedures disclosures on page 169 and explain your reference to the “balance as of September 24, 2021.”

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 61-62 and page 171 in accordance with the Staff’s instructions.

Non-competition and Non-solicitation Agreements, page 77

7.	We note your response to prior comment 19 regarding your non-competition and non-solicitation agreement with Best Road Holdings Limited. Please file this agreement and clarify whether the agreement applies solely to Best Road Holdings Limited or if it applies more broadly to its sole member, Ms. Wei Peng, and her affiliates. Further, please provide more detail of the scope of the business operations and activities the agreement encompasses.

In response to the Staff’s comments, the Company wishes to clarify that the non-competition and non-solicitation agreement (the “Agreement”) with Best Road Holdings Limited (“Best Road”) applies solely to Best Road, or any successors and assigns of Best Road, and does not cover Best Road’s sole member Ms. Wei Peng or her affiliates.

Below is a summary of the scope of business operations and activities encompassed by the Agreement:

●	Restriction on Competition. Best Road agrees that, during the period commencing on the closing date of the Agreement (the “Closing Date”) and ending on the two-year anniversary of the Closing Date (the “Non-Competition Period”), Best Road shall not, and shall not direct, instruct, or support, any efforts of any of Best Road’s affiliates or any other person to establish or hold any equity interest in, manage, advise or control any person, the business of which competes or will compete with MC/ New Golden Path’s business.

●	No Solicitation. Best Road agrees that during the Non-Competition Period, Best Road shall not directly or indirectly, personally or through others, encourage, induce, solicit or attempt thereof (on Best Road’s own behalf or on behalf of any other person) (i) any director or officer or employee of MC/ New Golden Path to leave the employ of MC/ New Golden Path, or (ii) any vendor or customer of MC/ New Golden Path to cease supplying MC/ New Golden Path or purchasing services or goods from MC/ New Golden Path.

The Company has also revised the disclosure in the Revised Registration Statement on page 78 and II-1 in accordance with the Staff’s instructions.

According to Business Combination and Merger Agreement by and among MC Hologram Inc., Golden Path Acquisition Corporation and Golden Path Merger Sub Corporation, the Agreement will be entered into by and among Best Road, Golden Path and MC upon closing of the merger. A form of the Agreement is being filed as Exhibit 2.2 with the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MC Specific Factors Affecting MC’s Results of Operations, page 131

8.	We note your revised disclosures provided in response to prior comment 27 and have the following additional comments:

●	Revise to disclose how you define a customer and specifically address the fact that your customer count is for the period ended rather than at each balance sheet date.

●	Revise to present all metrics for each of the annual and interim periods included in the filing.

●	Revise to discuss any significant fluctuations in your metrics. For example, explain the decrease in customers from 77 for the period ended December 31, 2019 to 43 for the period ended September 30, 2020 and then the increase to 131 for the period ended December 31, 2020. Similarly, explain the increase in the retention rate from 21% for the year ended December 31, 2020 to 48% for the nine months ended September 30, 2021.

●	Provide a quantified discussion of any impact the Shenzhen Bowei and Shenzhen Tianyuemeng acquisitions had on your metrics.

●	Revise to disclose the percentage of total revenue attributed to your high paying and top 10 customers to add context to such measure.

Refer to SEC Release No. 33-10751.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 132-133 in accordance with the Staff’s instructions.

COVID-19 Pandemic, page 133

9.	We note your revised disclosures in response to prior comment 24. Please revise to quantify, if possible, how the shortage of chips products and the increased prices have impacted your historical operations. Also, to the extent you expect these trends to continue beyond fiscal 2020, include a discussion of any material effects such trends may have on your future results of operations.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 135 in accordance with the Staff’s instructions.

Results of Operations

Nine Months Ended September 30, 2020, Compared to the Nine Months Ended September 30, 2021, page 135

10.	We note your revised disclosures in response to prior comment 28 where you attribute the increase in segment revenue to the Shenzhen Tianyeumeng and Shenzhen Bowei acquisitions. However, you also refer to the increase in revenue due to the incorporation of Horgos Bowei, Horgos Tianyuemeng and Horgos Youshi. Please tell us the relationship, if any, between these recently incorporated entities and the businesses acquired. Also, revise to clarify how the incorporation of an entity impacted your revenue. To the extent you launched new product or services as a result of such incorporation, revise to discuss the impact from such changes on your revenue growth.

The Company respectfully advises the Staff that Shenzhen Tianyuemeng was acquired by MC on October 1, 2020 and Horgos Tianyuemeng is a fully owned subsidiary of Shenzhen Tianyuemeng incorporated on October 23, 2020. Shenzhen Bowei was acquired by MC on July 1, 2020 and Horgos Bowei is a fully owned subsidiary of Shenzhen Bowei incorporated on November 4, 2020. Horgos Youshi is a fully owned subsidiary of Qianhai Youshi, which is a fully owned subsidiary of Shanghai Mengyun. Please refer to page 12 for a detailed organization chart of MC.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 136-137 and 139-140 to clarify how the incorporation of an entity impact our revenue in accordance with the Staff’s instructions.

11.	Please revise to clarify how the diversification of the Shenzhen Mengyun and Shanghai Mengyun’s business lines and the commerce of operation of Mcloudvr HK impacted your revenue and profit margins.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 136-137 in accordance with the Staff’s instructions.

Year Ended December 31, 2019 compared to Year Ended December 31, 2020, page 137

12.	Please revise to provide a quantified discussion regarding the impact of the Shenzhen Bowei and Shenzhen Tianyuegmeng acquisitions on your revenue growth in fiscal 2020 along with a quantified discussion of any other factors that impacted such revenue growth.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 139-140 in accordance with the Staff’s instructions.

Liquidity and Capital Resources, page 140

13.	We note your revised disclosures in response to prior comment 25. As previously requested, please revise to also discuss any limitations on the holding company’s ability to transfer any funds received in the merger into the PRC. Also, you refer to a U.S. dollar translation of $7.6 million, which does not agree to the $6.8 million disclosed in the corresponding table. Please revise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 14-15 and 142 in accordance with the Staff’s instructions.

14.	Your revised disclosures in response to prior comment 26 indicate that accounts receivable increased in the nine months ended September 30, 2021. However, we note from disclosure on page F-42 that accounts receivable decreased during the period. Please revise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 143 in accordance with the Staff’s instructions.

Unaudited Pro Forma Combined Financial Information, page 171

15.	Please revise to include Golden Path’s acquisition of both Shenzhen Tianyuemeng Technology Co., Ltd. and Shenzhen Bowei Vision Technology Co., Ltd. in your unaudited pro forma condensed statement of operations for the year ended December 31, 2020. Refer to Rule 11-01(a) of Regulation S-X.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 179-180 in accordance with the Staff’s instructions.

16.	We note your revisions in response to comment 31. We further note that adjustment (3) to your pro forma balance sheet includes $0.9 million of estimated legal, financial advisory and other professional fees related to the business combination that do not appear to be reflected in the historical financial statements for either entity. Please revise to reflect any unrecorded transaction costs that will be expensed as part of the merger in the pro forma statement of operations assuming such adjustment was made as of the beginning of the fiscal year presented. To the extent these costs will not recur in the income of the combined entity beyond 12 months after the merger, revise to indicate as such in the pro forma notes. Refer to Article 11-02(b)(6)(B) and 11-02(b)(11)(i) of Regulation S-X. Also, explain why the $0.3 million of costs related to Golden Path were adjusted through additional paid-in-capital or revise as necessary.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 176-178 in accordance with the Staff’s instructions.

Security Ownership of Certain Beneficial Owners and Management Prior to the Business Combination, page 190

17.	Please provide natural person(s) disclosure of the individual(s) that hold voting and/or investment power over the shares beneficially owned by Innovation Spark Technology Limited, Lucky Monkey Holding Limited, Sensegain Prosperity Holding Limited, Super Plus Holding Limited, Tiger Initiative Investment Ltd., and Wu Yue Investment Ltd.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 193 in accordance with the Staff’s instructions.

Regulations Applicable to MC, page 194

18.	Please incorporate your response to prior comment 37 in your registration statement to clarify that your subsidiaries Horgos Tianyuemeng and Shenzhen Tinanyeumeng do not offer advertising services, only software and technology solutions to the advertising industry, and explain why such activities do not implicate regulation under laws for VATS.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 197-198 in accordance with the Staff’s instructions.

MC Hologram, Inc. and Subsidiaries

Note 1. Nature of Business and Organization, page F-80

19.	We note your response to prior comment 41. Please tell us whether Beijing Xihui Cloud Technology is part of your current organization structure, and if so, how it is reflected in your organization chart. If not, describe for us Beijing Xihui operations and explain how you determined that such operations, if any, are no longer relevant to your business.

The Company respectfully advises the Staff that Beijing Xihuiyun Technology (also known as Beijing Xinhuiyun Technology Co., Ltd, or “Beijing Xihuiyun”) is a current part of MC’s organization structure. MC owns 100% equity interests of Mengyun HK and Beijing Xihuiyun which together own 100% equity interest of Shanghai Mengyun. Please refer to page 12 for a detailed organization chart of MC.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-87

20.	Please describe the types of product that you sell as distributor and whether they are integrated with any of MC’s products or services. Also, revise the Business of MC disclosure to include a discussion of these product sales and the related vendor arrangements.

The Company respectfully advises the Staff that the hardware products MC primally distributes are computer chips. These products are generally not integrated with MC’s other products and services.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 112 and 121 in accordance with the Staff’s instructions.

21.	We note your response to prior comment 46. Please explain how you have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the inventory. For example, tell us whether you have the ability to prevent the vendor from transferring the product to the customer or to redirect the product to a different customer. Refer to ASC 606-10-25-25.

The Company respectfully advises the Staff that in accordance with ASC 606-10-25-25, MC obtains controls of the inventory purchased from the vendors and has the ability to direct the use of and obtains substantially all of the remaining benefits from the inventory before they are sold to the customers. The benefits of the inventory are the potential cash flows that can be obtained directly or indirectly in many ways including selling the inventory.

Upon receiving order from its customer with the product specification, MC places purchase order with a vendor which MC has sole discretion to select. The vendor will follow MC’s instructions to manufacture the products to meet the customer’s specifications. MC has the primary responsibility to make sure the products meet the customer’s specifications. Therefore, MC assigns staff to the vendor’s site for an inspection. Upon a satisfactory inspection, MC takes the title of inventory, seals the product at the vendor’s site and obligates to pay the vendor. The product package is also labeled with MC’s logo.

MC assumes inventory risk after taking the title and is responsible for product damage during the shipment period prior to acceptance of its customers and is also responsible for product return if the customer is not satisfied with the products.

MC has sole discretion to select the vendors to manufacture the products which are manufactured based on MC’s instructions and then shipped to MC’s customers. MC will obtain substantially all of the remaining benefits from the products where MC will receive full selling price from its customers. Therefore, MC is the party that directs the use of the inventory and can prevent the vendor from transferring the product to a customer or to redirect the products to a different customer.

22.	Please also address the following with regard to your response to comment 46:

●

Tell us whether inventory is ordered only after you have a signed order from your customer or explain at what point in the contract process inventory is ordered from the vendor.

The Company respectfully advises the Staff that MC’s orders with its vendors are generally driven by orders received from its customers. When MC receives an order with the product specification from its customer, MC has the sole discretion to set the selling price of the products and has the primary responsibility to make sure the products meet the customer’s specification. After the customer agrees on the selling price, MC places an order with a vendor which is selected on MC’s sole discretion and provides the vendor with specific instructions to manufacture the products.

●

Clarify how and when you inspect the products considering inventory is drop shipped from the vendor.

The Company respectfully advises the Staff that MC has the primary responsibility to makes sure the products meet the customer’s specification. MC assigns staff to the vendor’s site for product inspection to ensure the products meet the customer’s specification. Upon a satisfactory inspection, MC signs the product acceptance provided by the vendor, takes the title of the inventory and seals the product at vendor’s site. The package is also labeled with MC logo. MC then gives shipping instruction to the vendor, and directs the vendor to ship the products to the customer that is designated by MC.

●

Tell us for what period of time you “own” the product. To the extent you take title before shipment begins, tell us the typical number of days between these events.

The Company respectfully advises the Staff that MC’s control/ownership on products starts from MC’s acceptance of the products after inspection and continues during shipment period till the acceptance by the customer designated by MC. The duration that MC owns the title of the hardware product is about 2 days before shipment begins.

●

Explain further your “responsibility for the acceptability” of the products meeting your customer’s specifications, what this entails, and how it supports that you are primarily responsible for fulling the promising to provide the product.

The Company respectfully advises the Staff that MC is responsible to inspect the products to meet the customer’s specification before the products are shipped to the customer. MC also has sole discretion to select the vendor to supply the products. In the event that the products fail to pass the customer’s acceptance, the customer has the right to return the inventory to MC; therefore, MC assumes fulfillment risk and risks related to the acceptability of the products.

●	Tell us whether the terms of your vendor arrangements place any restrictions on your ability to accept returns or resell the products to another customer.

The Company respectfully advises the Staff that based on the terms of MC’s vendor arrangement, MC does not have any rights of return except for defective items and the vendor does not place any restriction on MC’s ability to accept returns or resell. After MC inspects the products and takes the title of the products, MC could sell the products to any of its customers who accept the product specifications. MC is responsible for all of product returns and resale of the products.

Note 13. Loan payable-non current, page F-101

23.	We note your response to prior comment 48. Please clarify whether the lender, MIDI CAPITAL MARKETS, LLC, is a related party to MC or Golden Path or any of their officers, directors or significant shareholders. Tell us how intend to repay this loan and the impact, if any, of the pending merger on such repayment. Also, revise your liquidity disclosures to include a discussion of your intent to repay this debt in the short term. Lastly, explain further how your intent to repay the loan prior to its stated maturity date precludes you from applying the guidance in ASC 835-30-25.

The Company respectfully advises the Staff that MIDI CAPITAL MARKETS, LLC is not a related party to MC or Golden Path or any of their officers, directors or significant shareholders. The loan was paid off on December 25, 2021.

In addition, in accordance with ASC 835-30-25-4, when a note is received or issued solely for cash and no other right or privilege is exchanged, it is presumed to have a present value at issuance measured by the cash proceeds exchanged. Further in accordance with Nonauthoritative AICPA guidance – Technical Q&As section 5220, “Interest Expense” .07 Imputed Interest on Note Exchanged for Cash Only, if an enterprise receives cash in exchange for a non-interest bearing long-term note payable with a stated amount equal to the cash received, provided that no other right or privilege is exchanged, it is presumed to have a present value at issuance measured by the cash proceeds exchanged. MC received the non-interest bearing note with stated amount equal to cash received, and no other right or privilege is exchanged. As a result, the present value of the loan received from MIDI CAPITAL MARKETS LLC at issuance is equal to the future value/face value of the loan, in which case the interest expense was zero, thus precludes MC from applying imputed interest on the loan.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 142 in accordance with the Staff’s instructions.

Shenzhen Tianyuemeng Technology Co., Ltd.

Balance Sheets, page F-112

24.	Please address the following as it relates to the financial statements of Shenzhen Tianyuemeng Technology Co and Shenzhen Bowei Vision Technology Co., Ltd.:

●	Revise the statements of changes in stockholders’ equity, in both the annual and interim financial statements, to present amounts in RMB consistent with the other financial statements provided.

●	Explain why the merger dates, as disclosed in the subsequent events footnotes for each of these entities, differs from the dates disclosed in MC Hologram’s financial statements.

●	Revise to label the interim financial statements and the notes thereto as unaudited.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page F-112 to F-171 in accordance with the Staff’s instructions.

Item 21. Exhibits and Financial Statement Schedules, page II-1

25.	Please revise to include Exhibit 21 with your next amendment. Refer to Item 601(b)(21) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page II-2 in accordance with the Staff’s instructions. The Exhibit 21 is being filed with the Revised Registration Statement.

26.	Please revise to provide the consents of Shandong Haoxin Certified Public Accountants Co., Ltd. for inclusion of their audit reports on the financial statements of Shenzhen Tianyuemeng Technology Co., Ltd. and Shenzhen Bowei Vision Technology Co., Ltd.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page II-2 in accordance with the Staff’s instructions. The consents is being filed as Exhibit 23.6 and 23.7 with the Revised Registration Statement.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at 212 599-3322 ext. 25115 or via e-mail at sglauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman

cc:	Yang Ge (DLA Piper)

Bill Huo (Becker)